LIVEWIRE ERGOGENICS, INC.

August 26, 2020

United States Securities and Exchange Commission	VIA: EDGAR
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ed Kelly and Geoff Kruczek

Re:	LiveWire Ergogenics, Inc.
Offering Statement on Form 1-A
Filed July 30, 2020
File No. 024-11205

Dear Mr. Kelly and Mr. Kruczek:

Further to our receipt of confirmation from your office that all comments on LiveWire Ergogenics, Inc.’s (the “Company”) Offering Statement on Form 1-A, and all such amendments, have been satisfied, we are now in a position to proceed with the Company’s Form 1-A Regulation A offering, subject to the SEC issuing a notice qualifying our Offering Statement. The Offering Statement on Form 1-A has been approved by the state of Colorado upon notice of such qualification by the SEC. Accordingly, we hereby request the SEC qualify our Offering Statement on Form 1-A effective 4:00 p.m. on Friday, August 28, 2020 and issue a notice to that effect.

In connection with the foregoing request, the Company hereby confirms and acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the foregoing is in order.

Sincerely,

/s/ Bill J. Hodson
Bill J. Hodson, CEO